VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

June 16, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Shannon

Re:    Valero Energy Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Commission File No. 1-13175

Dear Mr. Shannon:

We received your letter dated June 3, 2011 and advise you that we will provide our response to the comments raised in that letter by July 15, 2011. We are currently engaged in integration efforts for a large acquisition in the U.K. that is expected to close early in the third quarter, and we are preparing our Company's three Form 11-K filings related to our benefit plans which are due June 29, 2011. As such, we are respectfully requesting additional time to appropriately respond to the staff's request.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497